

October 31, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Investment Managers Series Trust III
        Issuer CIK: 0000924727
        Issuer File Number: 033-79858 / 811-08544
        Form Type: 8-A12B
        Filing Date: October 31, 2024

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of FPA Short Duration Government ETF under the Exchange Act of 1934.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications